                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           CHICKEN KITCHEN CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


           FLORIDA                                      59-3283225
-------------------------------           ------------------------------------
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
Incorporation or organization)


           5415 COLLINS AVENUE, SUITE 305, MIAMI BEACH, FLORIDA 33140
                    (Address of principal executive offices)

                    Issuer's telephone number: (305) 867-4433

           Securities to be registered under Section 12(b) of the Act:

                                      NONE

           Securities to be registered under Section 12(g) of the Act:

                              CLASS A COMMON STOCK

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.


         Chicken Kitchen Corporation ("CKC" or the `Company") is filing this Form 10-SB to register its common stock and thus become a reporting company pursuant to Section 12(g) of the Securities Exchange Act of 1934.

         We own and operate six (6) restaurants in leased premises featuring marinated grilled chicken and other menu items. Additionally as of July 29,1999, the Company has sold six (6) franchises. All restaurants operate under similar proprietary trade and service marks, including design and distinctive logos and trade dress.

         Chicken Kitchen Corporation was originally incorporated in the State of Florida in November 1994, as Chicken Acquisition Corporation ("CAC"). The corporate office is located at 5415 Collins Avenue, Suite 305, Miami Beach, Florida 33140. The Company's telephone number is (305) 867-4433 and the fax number is (305) 867-4485.

         BACKGROUND

         On November 21, 1995, we opened our first Chicken Kitchen(R) restaurant in the food court of the Aventura Mall, located in North Miami, Florida. All restaurants offer marinated grilled chicken and other items, and operate under the tradename Chicken Kitchen(R). "CKC" owns all service marks, trademarks, designs and logos, operations manual, trade dress, marination formulas, sauces and recipes. In December 1996, the Company and Chicken Kitchen Corporation, a Delaware predecessor company ("CK of Delaware"), owned by the founder and CEO, Mr. Christian de Berdouare, consummated the Agreement and Plan of Reorganization, which was entered into on November 30, 1996 (the "Agreement"). Pursuant to the "Agreement", "CKC" purchased substantially all the assets of "CK of Delaware" in exchange for 5,100,000 shares of the Company's Common Stock. Mr. de Berdouare, as the sole owner of "CK of Delaware", thus gained control of the Company upon consummation of the transactions contemplated by the "Agreement". Subsequently the Company changed its name to Chicken Kitchen Corporation, a Florida corporation, and "CK of Delaware" changed its name to Chicken Liquidating Corporation.

         On January 3, 1997, Ambassa Holdings, Inc. (an affiliate owned by the President, who is the Principal Stockholder of the Company), acting for the benefit of the Company, utilizing a loan from "CKC", purchased a 55% ownership interest in Patty & Cesar's Food Service, Inc. ("P&C"). That transaction was affected pursuant to the terms of an agreement for sale of shares by shareholders dated November 15, 1996. "P&C" had filed a voluntary petition to reorganize pursuant to Chapter 11 of the United States Bankruptcy Code at the time of the purchase. The bankruptcy proceedings were dismissed in May 1997. The 55% investment in P&C was reflected



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as "Advances to Affiliate" in the Company's balance sheet at March 31, 1997 and the loan was repaid in full, by the assignment of its 55% ownership to the Company in September 1997. In November 1997, we acquired the remaining 45% of "P&C" for $85,000 and the issuance of 15,000 shares of our common stock valued at $1.575 per share ($23,265 in the aggregate), representing the fair market value of the common stock on the date of issue, discounted by 10% due to trading restrictions. The transaction has been accounted for under the purchase method of accounting. The total cost of the acquisition of $333,000, not including net cash acquired of $19,858, was allocated to equipment ($128,000), leasehold interest ($100,000), other assets ($22,000), net liabilities ($110,000) and was based on fair values with the excess cost ($194,000) being amortized over 10 years.

         In November 1997, "CKC" acquired the assets of two additional restaurants from an independent seller for $1,382,000, not including net cash acquired of $2,250. The transaction has been accounted for under the purchase method of accounting. The cost of the acquisition was allocated to equipment ($220,000), leasehold interest ($300,000), other assets ($21,000) and was based on fair values with the excess cost ($841,000) being amortized over 10 years.

         In February 1998, we acquired a restaurant from an independent seller for $330,000 and the issuance of 170,000 restricted shares of the Company's Class A common stock. 35,000 shares (issued in March 1997) were valued at $0.33 ($11,550 in the aggregate and representing the price used for the Company's private placement in December 1996, as the Company did not begin trading until June 1997). The remaining 135,000 shares were valued at $0.844 (representing the market value of the Company's Class A common stock on the date of issue discounted by 10% due to trading restrictions). The acquisition agreement also specified that, if at the one-year anniversary date of the closing the market value of the Class A common stock is less than $2.00 per share, the Company will issue additional shares so that the total value of shares issued in connection with the acquisition equals $270,000. However, the maximum additional shares that may be issued is limited to 135,000 shares. The cost of the acquisition, determined in accordance with EMERGING ISSUES TASK FORCE 97-15 "CONTINGENCY ARRANGEMENTS BASED ON SECURITY PRICES IN PURCHASE BUSINESS COMBINATIONS", of $569,000, not including net cash acquired of $500, was allocated to equipment ($28,000), leasehold interest ($30,000), other assets ($4,700), net liabilities ($3,800), and was based on fair values with the excess cost ($510,100) being amortized over 10 years.

         RESTAURANT OPERATIONS

         Our restaurants feature a menu focused on marinated grilled chicken served whole, in halves or in quarters, and grilled boneless chicken breasts, served in a variety of sandwiches, salads and platters. The Company believes that the focus on grilled chicken capitalizes on the current consumer preference for healthier, lower-fat foods. The focused menu also facilitates the consistent preparation of fresh, high quality foods, the execution of efficient customer service and the accurate replication of the concept in new locations.




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         Our restaurants use fresh whole chickens, top grade produce and freshly prepared rice, salads soups, and homemade sauces and dressings, which are prepared fresh daily in each restaurant. We maintain stringent quality standards for the preparation and service of all food items. We believe that the menu emphasis on freshness and quality, as well as its focus on grilled chicken, will appeal to an increasingly health-conscious consumer who desire a wholesome and healthy alternative to the fare served at other quick-service restaurants.

         The restaurants deliver value by providing generous portions of wholesome, flavorful food at economical prices. The Company emphasizes value with menu prices typically in line with prices of comparable menu items offered by other quick-service restaurants and frequently less than comparable menu items found in full service establishments.

         A premium is placed on quick-service and customer convenience. The restaurants are typically open for lunch and dinner, seven days a week from 11:00 a.m. to 10:00 p.m. In addition to eat-in service, all the restaurants offer take-out, delivery and catering services to accommodate the varied schedules of families, business people, students and other time-sensitive individuals. Prompt, accurate and courteous service is a priority in each mode of food delivery. In addition, the menu offers a variety of portion sizes to accommodate a single customer, family or large group.

         Our restaurants feature an attractive interior decor and exterior design that is easily replicable in its multi-unit system. While each restaurant has a similar appearance, the restaurants' design is sufficiently flexible to accommodate a variety of available sites. The restaurants are also designed to conveniently serve a high volume of customer traffic while retaining an inviting, casual atmosphere.

         FRANCHISE PROGRAM

         Six franchises have been sold through July 29, 1999, one of which was sold prior to FYE March 31,1999. The primary criteria considered by us in the review and approval of franchisees is prior experience in operating restaurants or other comparable business experience, and capital available for investment.

         The current franchise fee is $25,000, payable $10,000 on signing the UFOC (Uniform Franchise Offering Circular), and $15,000 when the premises lease is signed. In addition, franchisees are obligated to pay a weekly royalty fee of 4% of revenues. In addition to the initial franchise fee, the franchisee requires an additional $225,000 to $400,000 in capital for equipment, furniture, fixtures, advertising, inventory and other pre-opening costs. The initial term of the Franchise Agreement is for a twenty (20) year period.

         Our future growth plans will be focused on selling and maintaining a qualified franchise restaurant group as well as adding additional Company store locations. We are building a staff of operations personnel to train and assist franchisees in opening new restaurants and to monitor the operations of existing restaurants. These services will be provided as part of our franchise



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program. New franchisees will be required to complete a four-week program that features various aspects of day-to-day operations and certification in all aspects of restaurant operations. The program consists of formal classroom training and in-restaurant training, including human resources, accounting, purchasing and labor and food handling laws. Standard operating manuals are provided to each franchisee. The franchise agreement requires franchisees to operate their restaurants in accordance with our standards and operating procedures. Ongoing advice and assistance is provided to franchisees in connection with the operation and management of each restaurant.

         SUPPLIERS

         The Company and its franchisees purchase all of its supplies from pre-approved suppliers. We believe that alternative suppliers for our supplies are readily available. We do not have long term supply contracts. Our main suppliers are, Cheney Brothers Inc., Martin Poultry, Inc., Coca Cola of South Florida, Daily Bread, Inc., Better and Nice Produce, Inc.

         COMPETITION

         The fast food restaurant industry is highly competitive and can be significantly affected by many factors, including changes in local, regional or national economic conditions, changes in consumer tastes, consumer concerns about the nutritional quality of quick-service food and increases in the number of, and particular locations of, competing restaurants. Factors such as inflation, increases in food, labor and energy costs, the availability and cost of suitable sites, fluctuating interest and insurance rates, state and local regulations and licensing requirements and the availability of an adequate number of managers and hourly paid employees can also adversely affect the fast food restaurant industry. Multi-unit restaurant chains can also be substantially adversely affected by publicity resulting from food quality, illness, injury, or other health concerns. Major chains, which have substantially greater financial resources and longer operating histories than the Company, dominate the fast food restaurant industry. We compete primarily on the basis of location, food quality and price. Changes in pricing or other marketing strategies by these competitors can have an adverse impact on our sales, earnings and growth. There can be no assurance that we will be able to compete effectively against our competitors.

         In addition, with respect to the sale of franchises, we compete with many franchisors of restaurants and other business concepts for qualified and financially capable franchisees.

         REGULATION

         We are subject to a variety of federal, state, and local laws affecting the conduct of its business. Operating restaurants are subject to various sanitation, health, fire and safety standards



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and restaurants under, or proposed for construction, are subject to state and local building codes, zoning restrictions and alcoholic beverage regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development or opening of a new restaurant in a particular area. We are also subject to the Federal Fair Labor Standards Act, which governs minimum wages, overtime, working conditions and other matters, and the Americans with Disabilities Act, which became effective in January 1992. We believe that we are in compliance with such laws, and that our Restaurants have all applicable licenses as required by governmental authorities. We are subject to regulations of the Federal Trade Commission (the "FTC") and various states relating to disclosure and other requirements in the sale of franchises and franchise operations. The FTC's regulations require the Company to timely furnish prospective franchisees a franchise offering circular containing prescribed information. Certain state laws also require registration of the franchise offering with state authorities. Other states regulate the franchise relationship, particularly concerning termination and renewal of the franchise agreement. We believe that we are in compliance with the applicable franchise disclosure and registration regulations of the FTC and the various states in which we operates.

         While we intend to comply with all federal, state and foreign laws and regulations, there can be no assurance that we will continue to meet the requirements of such laws and regulations, which, in turn, could result in a withdrawal of approval to franchise in one or more jurisdictions. Any such loss of approval may have a material adverse effect upon our ability to successfully market franchises. Violations of franchising laws and/or state laws and regulations regulating substantive aspects of doing business in a particular state could subject the Company and its affiliates to rescission offers, monetary damages, penalties, and/or injunctive proceedings. The state laws and regulations concerning termination and non-renewal of franchisees are not expected to have a material impact on our operations.

         EMPLOYEES

         As of July 29, 1999, we had approximately 157 full time and part time staff, all at the restaurant level, and eight administrative employees.

         TRADEMARKS

         We market several menu item products under our Chicken Kitchen trademark, tradename and design logos, our Chop-Chop tradename, and other trademarks under registration with the US Patent and Trademark Office. We have received trademark and service mark protection of these names and related designs logos from the USPTO and consider these trademarks and service marks to be important to our business.




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ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

             We are engaged in the business of operating six Chicken Kitchen restaurants and have sold six franchises through July 29, 1999. All six franchises sold to date are expected to be opened during fiscal year 2000. It takes approximately six to eight months to open a new restaurant. A portion of the Initial Franchise Fee is refundable, if the franchisee does not sign a lease within 120 days of signing the UFOC. The full franchise fee ($25,000) is recognized only when the franchise restaurant is opened, and not when the Initial Franchise Fee is collected. Additionally, the Company receives a 4% royalty based on the weekly sales. The recognition of franchise fees and franchise royalties may fluctuate from quarter to quarter since we do not directly control the timing of franchise openings or signing of franchise agreements. We are continuing to develop a larger corporate infrastructure to manage and administer the growth of our franchise program.

             We are subject to the special risks attendant to companies which are expanding operations, including but not limited to, the costs of evaluating and establishing additional locations, the costs and complexities involved in expanding administrative infrastructures, as well as the high level of competition in the restaurant industry, changing consumer preferences and tastes, and general economic conditions in Florida. As a result of these risks, and the costs of expansion, our operating results could be materially adversely affected in any operating period.

                              RESULTS OF OPERATIONS

         YEAR ENDED MARCH 31, 1999 COMPARED TO YEAR ENDED MARCH 31, 1998

          Restaurant sales for the year ended March 31, 1999 increased by $4,462,358 to $6,676,497 from $2,214,139 in the prior year, for an increase of 200 percent. This was primarily attributed to one restaurant that opened in fiscal 1999 and three restaurants in operation for the entire current fiscal year compared to five months in the prior year for two restaurants and one month for the third. Of the six restaurants in operation at the end of the current year, all were operational for the full year, except one, which was opened for only seven months, starting August 1998.

          Cost of sales, which consists of the cost of chicken, food, produce, beverage and paper costs, decreased as a percentage of sales to 42.5% compared to 46.6% in fiscal 1998. This improvement was the result of operational controls and systems that were put in place during fiscal 1999.

          Labor and employee benefits which consists of wages, payroll taxes, and other benefit and insurance costs for restaurant salaried and hourly employees increased 2.6 % as a percentage of sales to 34.7% in the 1999 fiscal year compared to 32.1 % in the prior fiscal year. This increase was attributable to the higher personnel costs associated with the opening of an additional restaurant and the competitive nature of the restaurant labor market. If the minimum wage is increased during the fiscal year ending 3/31/2000, it will have a moderately adverse effect on the restaurant payroll expense due to the large number of hourly employees on the payroll.

         Direct operating expenses consist of all restaurant-operating costs other than cost of sales and payroll expenses and include occupancy costs, utilities and other direct costs. These expenses decreased by .4% to 12.7% of sales from 13.1%.

         Administrative and general expenses increased by $190,697 in fiscal 1999 to $877,560. This increase is primarily attributable to increases in corporate payroll necessitated by the greater number of company-owned stores and in the hiring of human resources that will support our franchising growth. Contributing to the increase were legal fees incurred with the acquisition of assets. In addition, higher advertising and promotional expenses were incurred to promote the Chicken Kitchen brand.

         Depreciation and amortization increased significantly, attributable to the full year's depreciation and amortization in fiscal 1999 of business and assets acquired in late fiscal 1998.

         Security gains of $130,546 are included in Other Income (expenses) in fiscal 1999; there were none in the prior fiscal year. The prior fiscal year did include a $71,550 recovery of merger costs previously written-off. We do not expect to achieve a similar level of security gains in the future.

         The reduction in net loss from $2.1 million to $560,000, a 73 percent decrease, is primarily attributed to the reduction in consulting fees of over $1.4 million incurred with costs associated in raising the Series A $4,000,000 Convertible Preferred Stock. Net loss per common share was 7 cents in the current year compared with a net loss per common share of 21 cents in the prior year.

         YEAR ENDED MARCH 31, 1998 COMPARED TO YEAR ENDED MARCH 31, 1997

         Sales in the year ended March 31, 1998 were more than double those in the year ended March 31, 1997. The primary reason for the sales increase was the growth in locations from one restaurant in fiscal 1997 to five location (including two location established in November 1997) by the end of fiscal 1998. Cost of sales was 47% of sales in fiscal 1998, compared to 45% in fiscal 1997. The increase was due to increases in the price of chicken and produce. Management does not expect significant future price increase in these items.

         Other operating expense increased significantly in fiscal 1998, generally in line with the increases in sales and locations, with two exceptions. Advertising and promotion increased in connection with the introduction of the new locations. In addition, we expensed consulting fees of $1,572,263 in fiscal 1998 in connection with the raising of the $4 million Convertible Preferred shares issued in fiscal 1998. Rent expense did not substantially increase since we assumed older existing long-term leases.




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
         The net loss for fiscal 1998 was 2,136,223 or $1,442,360 greater than in fiscal 1997. The difference was almost entirely attributable to the higher consulting fees in fiscal 1998. Net loss per share was $0.21 in fiscal 1998, compared to $.11 in fiscal 1997. We do not expect that we will incur a similar level of consulting fees in the future.

         LIQUIDITY AND CAPITAL RESOURCES

         As of March 31, 1999, the Company had cash on hand of $183,430, short-term securities of $150,775 and other current assets of $140,874, for total current assets of $475,079. Total current liabilities are $829,135, and are comprised of $345,892 in accounts payable, $379,840 in accrued expenses, and $103,403 in a Note Payable. We had no long-term debt. As of March 31, 1999 and 1998, we had working capital (deficit) of ($354,056) and $80,592 respectively. In November 1997, the Company completed a private offering of Series A Convertible Preferred Stock and received net proceeds of approximately $2.5 million. The proceeds of the offering were used to acquire three new restaurants, a remaining 45% interest in a fourth restaurant, to repay a $600,000 bridge loan, to build the sixth company-owned restaurant and for working capital.

         The current payables as of March 31, 1999 include a $103,403 Note Payable that the Company expects to satisfy by the issuance of the Company's Common Stock. The holder of the Note is contesting the payment terms of this Note. Accordingly, the final payment terms are not yet determinable causing the current payable classification.

LOSSES INCURRED IN OPERATIONS / MODIFIED ACCOUNTANTS' REPORT

         We have incurred losses from our operations since inception and we had a working capital deficit of $354,056 at March 31, 1999. Our independent accountants have modified their report to our financial statements to reflect doubt as to our ability to continue as a going concern.

         We currently operate six restaurants and have recently commenced franchising operations. Management believes that cash on hand and cash generated from operations together with Franchise Fees and Royalty payments will be sufficient to fund operations. However, no assurance can be given that additional funds will not be required prior to the expiration of such period or that any funds which may be required will be available, if at all, on acceptable terms. If additional funds are required, the inability of the Company to raise such funds will have an adverse effect upon its operations. To the extent that additional funds are obtained by the sale of equity securities, the stockholders may sustain significant dilution. If adequate capital is not available, the Company will have to reduce or eliminate its planned expansion activities, which could otherwise ultimately provide significant revenue to the Company.




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
         We have no arrangements or understandings with respect to additional financings, and any expansion of the Company's restaurants could require that the Company's raise additional funds. In addition, expansion of the Company's restaurant and franchising expectations may require additional capital. There can be no assurance that the Company will be able to continue to expand or to obtain sufficient capital in the future, nor the terms on which capital may be obtained. The Company has no lines of credit available to it at this time.

         Y2K RISK

         We have reviewed the computers and software used in our business and have determined that they are not affected by the Year 2000 Computer Problem. We have been assured by our major suppliers that our supplies will not be interrupted due to the year 2000 Computer Problem. We could be adversely affected if there is loss of electrical power due to the Year 2000 Computer Problem.

ITEM 3. PROPERTIES

         We own and operate the following restaurants. All restaurant premises are leased from independent landlords.

                                                                                                       LEASE
                                                                                                    EXPIRATION
STORE NO.         LOCATION               SQUARE FEET             MONTHLY LEASE PAYMENT                 DATE
---------         --------               -----------             ---------------------              ----------
      1           Red Road,                 1,100                      $2,649                          8/2019
                  South Miami

      2           Arthur Godfrey Rd.        1,400                      $3,826                         11/2006
                  Miami Beach

      3           Kendall Mall              1,600                      $4,704                        10/2004
                  West Miami

      4           Aventura Mall               750                      $6,405                        10/2005
                  North Miami

      5           Bayside Marketplace         700                      $8,968                        10/2005
                  Downtown Miami

      6           Washington Avenue         3,200                      $7,466                         3/2018
                  Miami Beach




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

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND  MANAGEMENT.

          The following table sets forth information relating to the beneficial ownership of our Class A and Class B Common Stock as of July 21, 1999 by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of Common Stock (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group.

                                                                  AMOUNT AND
TITLE OF          NAME AND ADDRESS                                 NATURE OF                      PERCENTAGE
CLASS             OF BENEFICIAL OWNER                          BENEFICIAL OWNER                    OF CLASS
-----             -------------------                          ----------------                   ----------
Class A          Christian Mahe de Berdouare (1)                   4,385,000                         34.23%
                 President and Chief Executive Officer
                 5415 Collins Ave #305
                 Miami, FL 33140

Class B          Christian Mahe de Berdouare (1)                   1,000,000                         98.14%
                 Director, President and
                 Chief Executive Officer
                 5415 Collins Ave #305
                 Miami, FL 33140

Class A          Joseph A. Remsa Jr. (2)                             200,000                          1.66%
                 Executive Vice President
                 5415 Collins Ave #305
                 Miami, FL 33140

Class A          Mitchell V. Gregory (3)                             150,000                          1.25%
                 CFO, Vice President of Finance
                 and Treasurer

Class A          Frank Blackman (4)                                  110,000                           .92%
                 Vice President Franchising
                 Secretary
                 5415 Collins Ave #305
                 Miami, FL 33140

Class A          Alan Barton (5)                                      22,675                           .19%
                 Vice President Training
                 5415 Collins Ave #305
                 Miami, FL 33140

Class A          Union Securities, Ltd.                              690,000                          5.84%
                 609 Grandville St.
                 Vancouver, BC
                 Canada, V7Y1H4

Class A          All Directors and Officers as
                 A Group (6 persons)                               4,867,675                         36.65%


(1) Includes 1,000,000 shares of Class A common stock which may be acquired on exercise of outstanding common stock purchase options at $.33 for 5 years. Represents shares of Class B Common Stock which may be converted into Class A Common Stock at the holder's option. Does not include 500,000 shares of Class B common stock owned by Mr. Mahe de Berdouare's spouse to which he disclaims any beneficial interest.
(2) Includes 200,000 shares of common stock issuable upon exercise of 100,000 options at $.25 and 100,000 options at $.50 per share for 5 years.
(3) Includes 100,000 shares of common stock issuable upon exercise of option at $.20 and 50,000 options at $.38 per share for 5 years.
(4) Includes 100,000 shares of common stock issuable upon exercise of option at $.33 per share for 5 years.
(5) Includes 22,675 shares of common stock issuable upon exercise of option at $.4343 per share for 5 years.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CORPORATE PERSONS.

         The following table sets forth-certain information with respect to our executive officers and directors. Each director holds such position until the next annual meeting of the Company's shareholders and until his respective successor has been elected. Our Board of Directors may remove with or without cause any of our officers at any time.

         NAME                                            POSITION
         ----                                            --------
         Christian Mahe de Berdouare            President, Chief Executive Officer and Director

         Frank Blackman                         Vice President of Franchising and Secretary

         Joseph A. Remsa Jr.                    Executive Vice President

         Mitchell Gregory                       Chief Financial Officer, Vice President of Finance and Treasurer

         Alan Barton                            Vice President of Training and Human Resources

         Joseph King                            Vice President of Purchasing





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

PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR: CHRISTIAN MAHE DE BERDOUARE

         Mr. de Berdouare, age 43 has been President, Chief Executive Officer, Director of the Company and a member of the Franchise Committee of the Board of Directors, since December 1995. In addition, since 1988, he has been director, President, Chief Executive Officer and holder of all of the issued and outstanding shares of common stock of "CK of Delaware". From January 1984 to December 1996, Mr. de Berdouare was the Founder, President and Director of Chicken Kitchen, Ltd., Chicken Kitchen 52 OLP, Inc., Chicken Kitchen Corporation of Delaware, all predecessor companies that operated as Chicken Kitchen R restaurants in New York City and Miami. Prior to 1984, Mr. de Berdouare was a Vice President, and founder of the Soft Commodities desk, at the London office of Drexel Burnham Lambert, Inc.. Subsequently, Mr. de Berdouare was hired by France's largest commodities trading firm, Interagra, S.A., to establish their Soft Commodities operation, which he left a few years later, to start his own International Trading Operation, in Paris.

VICE PRESIDENT & SECRETARY: FRANK BLACKMAN

         Mr. Blackman, age 44, has been Vice President of Franchising and Secretary since March 1997. Mr. Blackman was Director, Marketing Sales Training and Performance Improvement of Republic Industries from 1997 to 1998. From 1991 to May 1997, he was Director, Training and Development, for Triarc Restaurant Group, Arby's subsidiary.

         Mr. Blackman was Director, Training, Development, and Area Manager for Miami Foods, Ltd. from 1985 to 1991. From 1982 to 1985 Mr. Blackman was Sales Manager for Mangren Research and Development Corporation and he held various staff positions including Area Supervisor for Wendy's International, Inc. from 1977 to 1982. Mr. Blackman received a BS from Nova Southeastern University and an MBA from Florida Atlantic University.

EXECUTIVE VICE PRESIDENT: JOSEPH A. REMSA, JR.

         Mr. Remsa, age 48, has had a restaurant career encompassing both senior level executive positions with restaurant franchisors and franchisees as well as entrepreneurial ventures as concept founder and franchisee. Mr. Remsa has been associated with Pizza Hut (National Pizza Company) as regional Vice President; Sonic Restaurants as Director of Development and Franchisee; Sizzler as South Florida Franchisee; Waffle House (Columbia Foods) franchise Vice President; and most recently Offerdhal's Bagel Gourmet where he participated in the formative merger, concept creation, and IPO of Einstein Brothers Bagels. Mr. Remsa is an Adjunct Professor and Doctoral student at Florida Atlantic University in Boca Raton, Florida. He has a MBA and BA degree in Economics from the University of South Florida.

CHIEF FINANCIAL OFFICER, VICE PRESIDENT OF FINANCE AND TREASURER:
  MITCHELL GREGORY

         Mr. Mitchell Gregory, age 62, has been Chief Financial Officer, Vice President of Finance and Treasurer since November 1998. He has been the President of Aegis Holdings Limited, a manufacturer and distributor of lighting products from 1992 to 1998. From 1988 to 1992, he was the President of Prestige Group International, both Miami based companies. Prior to that, from 1975 to 1988 Mr. Gregory was Vice President of Finance and Chief Accounting

Officer of DWG Corporation, a NYSE Fortune 500 company. Mr. Gregory is a Certified Public Accountant. Mr. Gregory received a BA from Adelphia University. From 1969 to 1972, he was with KPMG Peat Marwick as a CPA.

VICE PRESIDENT OF TRAINING AND HUMAN RESOURCES: ALAN BARTON

         Alan Barton, age 36, recently joined the Company from his position with Pollo Tropical, Inc., from 1995 to 1999, where he was responsible for opening the company's franchised units and most recently served as Manager of the Training Design and Delivery. Mr. Barton held similar posts at Arby's, Inc. from 1991 to 1994, where he first managed the franchising function for the Northeastern US and then the State of Florida. Prior to Arby's, Inc., Alan worked at the delivery division for Pizza Hut, Inc., of PepsiCo. Mr. Barton has a Bachelor of Science degree in Personnel Management from Florida State University.

VICE PRESIDENT OF PURCHASING: JOSEPH KING

          Joseph King, age 58, has been Vice President of Purchasing since March 15, 1999. He was Director of Purchasing and R&D for Pollo Tropical Inc. from 1994 to 1998. Additionally, Joe's 10 years experience as the Southeastern Regional Sales Manager for Tetley, Inc. and 8 years as Merchandising Manager with the Martin Brower Corporation, McDonald's largest foodservice distributor in the nation.

ITEM 6.  EXECUTIVE COMPENSATION.

         SUMMARY COMPENSATION TABLE

         The following table sets forth the total compensation paid to our chief executive officer for the last three completed fiscal years. No other executive officer of the Company received compensation of $100,000 or more during any such year.

NAME AND                            FISCAL                                                    OTHER ANNUAL
PRINCIPAL POSITION                   YEAR                SALARY              BONUS            COMPENSATION
------------------                   ----                ------              -----            ------------
CHRISTIAN MAHE DE BERDOUARE          1999               $195,000                                $33,696 (1)
PRESIDENT, CHIEF EXECUTIVE OFFICER   1998               $180,000                                $39,070
AND DIRECTOR                         1997               $24,000


(1) Includes $12,406 for automobile expense and $21,290 for cash payments.

         STOCK OPTION PLAN

         There were no options granted to Named Executive Officers during the fiscal year ended March 31, 1999. Subsequent to March 31, 1999, an additional 200,000 options were issued to the Named Executive Officer at a price of $.33 per share.

         The following table set forth as of March 31, 1999 for the Named Executive Officer the position spread between the exercise price of existing options and the market value for the Company's common stock. There were no options exercised during the fiscal year ended March 31, 1999.

                                                     Individual Grants
                --------------------------------------------------------------------------------------
                                             Exercisable                Value of Unexercised
                                                 and                        In-the-Money
                                             Unexercised                     Options at
                       Name                At March 31, 1999               March 31, 1999
                ------------------------ --------------------- ---------------------------------------
                Christian Mahe de              1,000,000                        $290,000
                Berdouare
                ------------------------ --------------------- ---------------------------------------



         By resolution of our Board of Directors, we adopted a Stock Option Plan (the Plan). The Plan enables the Company to offer an incentive based compensation system to employees, officers and directors and to employees of companies who do business with the Company. At the sole discretion of its Board of Directors, any employee of the Company or any our subsidiaries may be made eligible to participate in the Plan.

          2,000,000 shares are authorized for issuance under the Plan, of which 1,000,000 shares are issuable under incentive stock options to Mr. de Berdouare; 200,000 options to Mr. Remsa; 150,000 options to Mr. Gregory; 100,000 to Mr. Blackman and 22,675 options to Mr. Barton. Mr. de Berdouare's options are exercisable for five years at a price of $.33 per share and the options to Mr. Remsa are exercisable at 100,000 at $.25 and 100,000 at $.50; Mr. Gregory's options are exercisable for 100,000 at $.20 and 50,000 at $.38; Mr. Blackman and Barton are exercisable at $.33 and $.43 respectively. We may increase the number of shares authorized for issuance under the Plan or may make other material modifications to the Plan without shareholder approval. However, no amendment may change the existing rights of any option holder.

         DIRECTORS COMPENSATION.

         There are no standard or other arrangements pursuant to which any director of the Company is or was compensated during our last fiscal year for services as a director, for committee participation or for special assignments.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         We were incorporated in Florida in November 1994 as a wholly owned subsidiary of Stratcomm Media, Ltd. ("Stratcomm"), under the name Chicken Acquisition Corporation. Stratcomm purchased 4,900,000 shares for $2,450 and subsequently contributed $843,097 in capital to the Company. In December 1996, Stratcomm canceled 2,450,000 shares in connection with the acquisition of "CK of Delaware", owned by Mr. Berdouare. The purchase price for "CK of Delaware" was 5,100,000 shares of the Company's common stock.

         The Company leases its executive offices from its President under an oral sublease for $2,500 per month. The sublease is on a month-to-month basis.

ITEM 8.  DESCRIPTION OF SECURITIES.

            COMMON STOCK

         The Company's Articles of Incorporation authorizes the issuance of 65,000,000 shares of common stock, $.0005 par value per share, including 50,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock. Holders of shares of Class A Common Stock are entitled to one vote for each share, and holders of Class B stock are entitled to 10,000 votes per share, on all matters to be voted on by the stockholders. Holders of either Class of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase our common stock or Preferred Stock liquidation preferences. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. No issuance, sale or distribution of the Class B Common Stock shall be registered under the Securities Act of 1933.

            PREFERRED STOCK

         Our Articles of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock, $.0005 par value, of which 3,880 shares of Series A Preferred Stock are outstanding. The Series A Preferred Stock is convertible, at the option of the holder, into shares of common stock at an initial Conversion Rate, subject to adjustments, at a number of shares of Common Stock equal to $1,000 divided by the lower of (i) Sixty-Five Percent (65%) of the average Market Price (defined below) of the Common Stock for the five trading days immediately prior to the Conversion Date or (ii) $1.265625 increased proportionally for any reverse stock split and decreased proportionally for any forward stock split or stock dividend. Market Price for any date shall be the closing bid price of the Common Stock on such date, as reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), or the closing bid price in the over-the-counter market if other than Nasdaq. The holders of Series A Preferred have no voting rights, and have a liquidation preference of $1,300 per share over the Common Stock. Dividends on the Series A Preferred are payable at the rate of 8% per annum ($80 per share of Series A Preferred Stock) payable on each July 1, in either cash, or at our option , Common Stock valued at the Conversion Rate. The initial closing for the sale of the Series of Preferred Stock was on November 11, 1997. The holders of the Series A Preferred Stock have the right to receive, at the time of conversion, additional penalty shares equal to (a) 5% if we did not file a registration statement to register the underlying common stock within 30 days of November 11, 1997, (b) an additional 5% if the registration statement is not declared effective within 120 days of November 11, 1997, and (c) an additional 5% if we do not deliver certificates representing the Common Stock within 5 days of the date of conversion. Since the registration statement of which this Prospectus is a part was not filed and declared effective within the time limits set forth in
(a) and (b) above, the holders of Series A Preferred Stock are entitled to 10% additional shares upon conversion.

         Our Board of Directors have the authority to issue the authorized shares of Preferred Stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including without limitation dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company's Class A Common Stock has been listed on the NASD OTC Electronic Bulletin Board sponsored by the National Association of Securities Dealers, Inc. under the symbol "CKKC" since May 11, 1997. On July 29, 1999, the closing bid price as reported by the Electronic Bulletin Board was $.40.

         The following table sets forth the high and low bid prices for the Class A Common Stock as reported on the Electronic Bulletin Board for each quarter since March31, 1997, for the periods indicated. Such information reflects inter dealer prices without retail mark-up, mark down or commissions and may not represent actual transactions. The Class B Common Stock does not trade on any market.

         QUARTER ENDED                HIGH                    LOW
         -------------                ----                    ---
         June 30, 1997               $2 3/4                $1  7/64
         September 30, 1997           2 9/32                1 11/16
         December 31, 1997            2 3/16                   5/8
         March 31, 1998               1 1/16                   5/8
         June 30, 1998                1 1/2                    3/4
         September 30, 1998             3/4                    3/8
         December 31, 1998             13/32                   3/32
         March 31, 1999                23/32                   4/32


         The approximate number of record holders of our Class A Common Stock as of June 30, 1999 was 221.

         We have not declared or paid any cash dividends on the Common Stock nor do we anticipate that any such dividends will be paid in the near future. We intend to retain any earnings it may realize to finance operations and potential expansion of its business. Holders of Series A Convertible Preferred Stock are entitled to receive dividends at the rate of $80.00 per share per annum prior to the payout of dividends to holders of common stock. The Preferred Stock dividend may be paid in cash or in shares of Common Stock, at our option. It is our current intention to pay such dividends in shares of Common Stock.

ITEM 2.  LEGAL PROCEEDINGS.

         On February 23, 1998, Mr. Daniel Hitchcock, landlord for the restaurant located in South Miami, at 7315 S.W. 57 Avenue, filed a lawsuit Case No.:
98-24433 CA 41, pending in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, seeking eviction of the Company for alleged nonmonetary breaches of the provisions of the written lease agreement, including a limitation on seating to 17 persons and alleging the lease did not authorize outdoor seating. The Company answered the complaint on March 18, 1998, alleging that the Company is in full compliance with the governing lease, as orally modified by the parties. The action remains pending, and the Company is vigorously defending against it. An eviction from these premises would have a very adverse effect on the operating cash flow of the Company, and while the Company strongly believes that it will be successful in the litigation, there is no way to predict the outcome if the case is tried to a jury.

         The Company is also defending a lawsuit styled AGRICOLA COCO BONH, S.A.; AZUCAR, LTD.; BARRAS INVESTMENTS; WILLIAM BECKMAN; KRISTY CASH; CASTLE CREEK VALLEY RANCH PARTNERSHIP DBPP; EDWARDS CAPITAL CORPORATION; MATTHEW HOLSTEIN PENSION PLAN; PHILIP HOLSTEIN; BRUCE KNOX; ED LEINSTER; FREDERICK A. LENZ; MICHAEL M. LOUIS, JR.; DAVID MALLEN; JOHN T. MITCHELL; NOSTRADAMUS, S.A.; RICHARD M. PECK; POW WOW, INC.; BARRY SEIDMAN; JAMES SKALKO; JOSEPH SLOVES; SURELOCK, INC. DOMINICK VICARI; WORLD CAPITAL FUNDING, L.L.C.; and ARNOLD A. ZOUSMER vs. CHICKEN KITCHEN CORPORATION, a Florida corporation, and CHRISTIAN M. DEBERDOUARE, Case No.: 99-4608 CA 0 pending in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, brought by preferred shareholders of the Corporation for alleged breaches of a subscription agreement to convert preferred shares into common shares. The Corporation is vigorously defending the action. As the action is in the early stages of discovery, and not yet at issue, it is impossible to determine whether, and to what extent, the Corporation might suffer an adverse judgment.

         The Corporation is defending a lawsuit styled CAFE 1429, INC. and SLML, INC. v. CHICKEN KITCHEN CORPORATION, Case No.: 99-4709 CA 05, pending in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, brought by a landlord of the Corporation for eviction based on an alleged non-payment default. The Corporation is defending the action on the grounds that the plaintiffs agreed to accept certain compensation in the form of corporate stock. As the action is in the discovery stage, it is impossible to determine whether, and to what extent, the Corporation might suffer an adverse judgment.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         In December 1996, the Company issued 2,409,168 shares of common stock in a placement to 20 individuals at a price of $.33 per share. The placement was effected without registration under the Securities Act of 1933 pursuant to an exemption under Regulation D, Rule 504.

         In December 1996, we issued 5,100,000 shares to Christian Mahe de Berdouare in exchange for substantially all of the assets of "CK of Delaware". The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         On March 21, 1997, we issued 303,040 shares of common stock to Sammut & Associates, Ltd., and 303,040 shares to Shannon Rosenbloom Inc. for consulting services valued at $.33 per share. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         On March 21, 1997, we issued 35,000 shares valued at $.33 per share to Danalex, Inc. in connection with a proposed acquisition of all of the assets of a restaurant in downtown Miami, Florida, which acquisition was consummated in March 1998. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In May and June 1997, we issued 150,000 shares to three persons for services rendered at $.33 per share. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In September 1997, we issued 15,000 shares of common stock to two persons in connection with the acquisition of the remaining 45% of a restaurant location it did not already own. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In November 1997, we issued 4,000 shares of Series A Convertible Preferred Stock to twenty-seven purchasers in an offering made under Section 4(2). Each purchaser executed a subscription agreement and consented to the imprinting of a restrictive legend on the stock certificates. In connection with this offering, we issued 290,000 shares of common stock for services valued at $1.00 per share. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In October 1997, we issued 500,000 shares of common stock for release of claims and future consulting services to be rendered by Alain Berdouare and 200,000 shares to Sammut & Associates, Ltd., valued at $1.00 per share. See "Certain Transactions." The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In October 1997, we issued 135,000 shares valued at $1.00 per share for services rendered by one employee and one outside consultant. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In connection with the Company's sale of Series A Convertible Preferred Stock, the Company issued 100,000 shares of restricted stock and options to purchase 500,000 shares of common stock to Corporate Relations Group, Inc. a subsidiary of Stratcomm Media, Ltd.; 100,000 options at $1.75, 100,000 at $2.10, 100,000 at $2.45, 100,000 at
$2.80 and 100,000 at $3.50. Additionally 140,000 shares were issued in relation to that same transaction to Olympus Capital, Inc., at no cost, and an additional 200,000 stock options, 100,000 options at $1.25 and the other 100,000 at $1.75.

         In January 1998, our outstanding common stock was converted into Class A common stock by amendment to our Articles of Incorporation. Each shareholder had the option to elect to receive shares of our Class B common stock rather than Class A common stock. Effective February 20, 1998 the Company issued 1,018,950 shares of Class B Common Stock to 25 persons in exchange for shares of Class A Common Stock in an exchange exempt under Section 3(a)(11) of the Securities Act of 1933.

         In December 1998, we issued 412,540 Class A common shares to the holders of the Company's preferred stock as payment for the July 1,1998 Preferred Stock dividend. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In April 1998, we issued 10,000 shares of Class A common stock to Mr. Frank Blackman as part of his employment compensation package. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         From April 1998, to June 1999, we issued 589,115 shares of Class A common stock to preferred stock holders who elected to convert to common stock.

         In November 1998, we issued 50,000 shares of Class A common stock to a consultant and 100,000 shares to a service provider. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In December 1998, we issued 5,000 shares of Class A common stock to an employer as a bonus. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         In March 1999, we issued 135,000 shares of Class A common stock to Danalex, Inc. in connection with the purchase of the Bayside Marketplace restaurant location. The issuance was made without registration under the Securities Act of 1933 pursuant to an exemption under Section 4(2) thereof.

         All of the transactions referred to above (except for the Rule 504 offering) are exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof covering transactions not involving any public offering or involve no "offer" or "sale." No underwriter was involved. As a condition precedent to each sale, the respective purchaser was required to execute an investment letter and consent to the imprinting of a restrictive legend on each stock certificate received from the Company. Each purchaser was offered access to information about the Company and the right to meet with management.

 ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Florida Business Corporation Act provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director or a corporation, such person is entitled to indemnification of expenses actually and reasonably incurred in such defense. F.S. 607.0850(3).

         Such Act also provides that the corporation may indemnify an officer or director, advance expenses, if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. F.S. 607.0850(1)(2).

         A court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances. F.S. 607.0850(9).

         The Company has adopted provisions in its articles of incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Florida General Corporation Law.

                                    PART F/S

The following financial statements are included herein:

Audited Financial Statements

                  Report of Independent Certified Public Accountant

                  Balance Sheets as of
                  March 31, 1999 and 1998

                  Statements of Operations,
                  For the Years Ended March 31, 1999 and 1998

                  Statement of Stockholders' Equity
                  For the Years Ended March 31, 1999 and 1998

                  Statements of Cash Flows
                  For the Years Ended March 31, 1999 and 1998

                  Notes to Financial Statements.


                                    PART III

EXHIBITS.

         The following Exhibits were filed as exhibits to our registration statement on Form S-1 (File No. 333-51251) with the same exhibit numbers and are incorporated herein by this reference.

         2.1 Agreement and Plan of Reorganization dated November 30, 1996 between the Company and Chicken Kitchen Corporation (Delaware)

         3.1     Articles of Incorporation

         3.2     First Amendment to Articles (increase in authorized)
         3.3     Second Amendment to Articles (increase in authorized)
         3.4     Third Amendment to Articles (name change)
         3.5     Fourth Amendment to Articles (dual class common)
         3.6     Certificate of Designation for Series A Preferred Stock
         3.7     Bylaws
        10.1     Agreement with Danelex, Inc.
        10.3     Consulting Agreement - Sammut & Associates

The following Exhibits are filed herewith:

        10.3     Standard Form of Franchise Agreement
        10.4     Employment Agreement with Frank Blackman
        10.5     Employment Agreement with Joseph A. Remsa, Jr.



                                      -23-1

                                   SIGNATURES

         In accordance with Section 12 of the Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned; thereunto duly authorized this 10 day of August 1999.

                                        CHICKEN KITCHEN CORPORATION

                                        By: /s/  Christian Mahe de Berdouare
                                            ----------------------------
                                            Christian Mahe de Berdouare,
                                            President and CEO

                           CHICKEN KITCHEN CORPORATION

                           FINANCIAL STATEMENTS AS OF
                             MARCH 31, 1999 AND 1998

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of CHICKEN KITCHEN CORPORATION:

We have audited the accompanying balance sheets of CHICKEN KITCHEN CORPORATION ("the Company") as of March 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHICKEN KITCHEN CORPORATION as of March 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has incurred losses from operations since inception and may need additional funds to continue to operate. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                       McKEAN, PAUL, CHRYCY, FLETCHER & CO.

Miami, Florida,
  June 30, 1999

                           CHICKEN KITCHEN CORPORATION
                                 BALANCE SHEETS

                                                                                   March 31,       March 31,
                                                                                     1999            1998
                                                                                 -----------      -----------
                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                      $   183,430      $   357,056
  Marketable securities                                                              150,775          180,000
  Other current assets                                                               140,874           66,751
                                                                                 -----------      -----------
     Total Current Assets                                                            475,079          603,807
                                                                                 -----------      -----------

ADVANCES TO AFFILIATES                                                                22,040               --

PROPERTY AND EQUIPMENT, net                                                          781,998          640,291

INTANGIBLE ASSETS, net                                                             1,827,390        2,072,674

OTHER ASSETS                                                                          64,746           69,949
                                                                                 -----------      -----------
         Total Assets                                                            $ 3,171,253      $ 3,386,721
                                                                                 ===========      ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                               $   345,892      $   149,162
  Accrued expenses                                                                   379,840          281,450
  Note payable                                                                       103,403           92,603
                                                                                 -----------      -----------
     Total Current Liabilities                                                       829,135          523,215
                                                                                 -----------      -----------

COMMITMENTS AND CONTINGENCIES                                                             --               --

STOCKHOLDERS'  EQUITY:
  Series A, convertible preferred stock, $0.0005 par value; 1,000,000 shares
     authorized; 3,905 and 4,000 shares issued and outstanding                             2                2
  Common stock Class A, $0.0005 par value; 50,000,000 shares authorized;
     11,877,954 and 11,635,248 issued; and 11,737,954 and 11,535,248
     outstanding, respectively (Note 9)                                                5,880            5,768
  Common stock Class B, $0.0005 par value; 15,000,000 shares authorized;
     1,018,950 issued and outstanding in 1999.                                           509               --
  Additional paid-in capital                                                       6,245,389        5,995,232
  Accumulated deficit                                                             (3,899,490)      (3,137,496)
  Treasury shares, at cost                                                           (10,172)              --
                                                                                 -----------      -----------
     Total Stockholders' Equity                                                    2,342,118        2,863,506
                                                                                 -----------      -----------
         Total Liabilities and Stockholders' Equity                              $ 3,171,253      $ 3,386,721
                                                                                 ===========      ===========




         The accompanying notes to financial statements are an integral part of these statements.

                           CHICKEN KITCHEN CORPORATION
                            STATEMENTS OF OPERATIONS

                                                                         For the Year      For the Year
                                                                             Ended             Ended
                                                                         March 31, 1999    March 31, 1998
                                                                          ------------      ------------
FOOD AND BEVERAGE SALES                                                   $  6,676,497      $  2,214,139

OPERATING EXPENSES:

  Cost of sales                                                              2,840,796         1,032,974
  Labor and employee benefits                                                2,307,594           710,925
  Direct operating expenses                                                    850,361           289,499
  Consulting fees                                                              103,992         1,572,263
  Administrative and general                                                   877,560           686,863
  Depreciation and amortization                                                382,676           135,983
                                                                          ------------      ------------
     Total operating expenses                                                7,362,979         4,428,507
                                                                          ------------      ------------

     Loss from operations                                                     (686,482)       (2,214,368)

OTHER INCOME (EXPENSE):

  Net realized and unrealized gains on sales of marketable securities          130,546                --
  Recovery of merger and aborted acquisition costs                                  --            71,550
  Other, net                                                                    (2,125)            6,595
                                                                          ------------      ------------
     Total other income, net                                                   128,421            78,145
                                                                          ------------      ------------
     Loss before income taxes                                                 (558,061)       (2,136,223)
                                                                          ------------      ------------

INCOME TAXES                                                                        --                --
                                                                          ------------      ------------
     Net loss                                                             $   (558,061)     $ (2,136,223)
                                                                          ============      ============

Weighted Average Common Shares Outstanding                                  12,121,463        10,698,823

Net Loss Per Common Share (Note 1)                                        $      (0.07)     $      (0.21)
                                                                          ============      ============




         The accompanying notes to financial statements are an integral part of these statements.

                           CHICKEN KITCHEN CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED MARCH 31, 1999 AND 1998

                                                          Preferred            Class a                  Class B
                                                            Stock            Common Stock             Common Stock
                                                           Amount        Shares       Amount       Shares       Amount
                                                          ---------      ------       ------       ------       ------
BALANCE AT APRIL 1, 1997                                  $     --     10,100,248     $5,051           --     $     --
  Issuance of common stock for professional
     and employee services valued at $0.33 per
     share (Note 5)                                             --        150,000         74           --           --
  Issuance of 100,000 stock options for
     consulting services (Note 8)                               --             --         --           --           --
  Proceeds from issuance of 4,000 shares of
     preferred stock at $1,000 per share less
     issuance costs of $2,257,476 ($1,502,000 in
     cash and 290,000 shares of common stock and
     700,000 stock options with an aggregate value
     of $755,476) (Note 5 and 8)                                 2             --         --           --           --
  Issuance of common stock valued at $416,250 and
     700,000 stock options valued at $339,226 for
     consulting services in connection with issuance
     of preferred stock (Note 5 and 8)                          --        290,000        145           --           --
  Issuance of common stock in connection with the
     acquisition of the remaining 45% interest in
     a restaurant location valued at $1.575 per
     common share (Note 6)                                      --         15,000          8           --           --
  Issuance of common stock valued at $1.575 per share
     for consulting services performed by entities
     owned by family members of the principal
     stockholder (Note 5 and 8)                                 --        700,000        350           --           --
  Issuance of common stock for professional and
     employee services to individuals valued at
     $1.575 per share (Note 5)                                  --        135,000         68           --           --
  Issuance of common stock in connection with the
     acquisition of restaurant assets valued at
     $0.844 per common share (Note 6)                           --        135,000         67           --           --


                                                           Additional
                                                             Paid-in        Accumulated      Treasury
                                                             Capital          Deficit         Shares       Total
                                                           ---------        -----------      --------      -----
BALANCE AT APRIL 1, 1997                                   $1,857,046     $(1,001,273)     $     --     $  860,824
  Issuance of common stock for professional
     and employee services valued at $0.33 per
     share (Note 5)                                            49,426              --            --         49,500
  Issuance of 100,000 stock options for
     consulting services (Note 8)                              15,593              --            --         15,593
  Proceeds from issuance of 4,000 shares of
     preferred stock at $1,000 per share less
     issuance costs of $2,257,476 ($1,502,000 in
     cash and 290,000 shares of common stock and
     700,000 stock options with an aggregate value
     of $755,476) (Note 5 and 8)                            1,742,520              --            --      1,742,522
  Issuance of common stock valued at $416,250 and
     700,000 stock options valued at $339,226 for
     consulting services in connection with issuance
     of preferred stock (Note 5 and 8)                        755,331              --            --        755,476
  Issuance of common stock in connection with the
     acquisition of the remaining 45% interest in
     a restaurant location valued at $1.575 per
     common share (Note 6)                                     23,617              --            --         23,625
  Issuance of common stock valued at $1.575 per share
     for consulting services performed by entities
     owned by family members of the principal
     stockholder (Note 5 and 8)                             1,102,150              --            --      1,102,500
  Issuance of common stock for professional and
     employee services to individuals valued at
     $1.575 per share (Note 5)                                212,557              --            --        212,625
  Issuance of common stock in connection with the
     acquisition of restaurant assets valued at
     $0.844 per common share (Note 6)                         227,747              --            --        227,814

                                   (CONTINUED)

                           CHICKEN KITCHEN CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED MARCH 31, 1999 AND 1998
                                   (CONTINUED)

                                                          Preferred                Class A                       Class B
                                                             Stock               Common Stock                  Common Stock
                                                            Amount            Shares         Amount         Shares        Amount
                                                          -----------      -----------      ---------      ---------     --------
  Issuance of common stock valued at $0.675 per share
     and 100,000 stock options pursuant to employment
     agreement (Note 5 and 8)                             $        --           10,000      $       5             --     $     --
  Net loss for the year                                            --               --             --             --           --
                                                          -----------      -----------      ---------      ---------     --------
BALANCE AT MARCH 31, 1998                                           2       11,535,248          5,768             --           --
  Conversion of Class A common stock into Class B
     common stock (Note 5)                                         --       (1,018,950)          (509)     1,018,950          509
  Conversion of 95 shares of Series A preferred stock
     into Class A common stock (Note 5)                            --          524,744            262             --           --
  Issuance of common stock for dividend on Series A
     convertible, preferred stock (Note 5)                         --          426,912            213             --           --
  Acquisition of treasury stock                                    --          (20,000)            --             --           --
  Issuance of common stock valued between $0.10 and
     $0.34 per share to individuals for professional
     services rendered (Note 5)                                    --          155,000             78             --           --
  Issuance of common shares pursuant to prior year
     acquisition agreement (Note 6)                                --          135,000             68             --           --
  Net loss for the year                                            --               --             --             --           --
                                                          -----------      -----------      ---------      ---------     --------

BALANCE AT MARCH 31, 1999                                 $         2       11,737,954      $   5,880      1,018,950     $    509
                                                          ===========      ===========      =========      =========     ========




                                                           Additional
                                                             Paid-In        Accumulated      Treasury
                                                             Capital          Deficit         Shares          Total
                                                           -----------      -----------      --------      -----------
  Issuance of common stock valued at $0.675 per share
     and 100,000 stock options pursuant to employment
     agreement (Note 5 and 8)                              $     9,245      $        --      $     --      $     9,250
  Net loss for the year                                             --       (2,136,223)           --       (2,136,223)
                                                           -----------      -----------      --------      -----------
BALANCE AT MARCH 31, 1998                                    5,995,232       (3,137,496)           --        2,863,506
  Conversion of Class A common stock into Class B
     common stock (Note 5)                                          --               --            --               --
  Conversion of 95 shares of Series A preferred stock
     into Class A common stock (Note 5)                           (262)              --            --               --
  Issuance of common stock for dividend on Series A
     convertible, preferred stock (Note 5)                     203,720         (203,933)           --               --
  Acquisition of treasury stock                                     --               --       (10,172)         (10,172)
  Issuance of common stock valued between $0.10 and
     $0.34 per share to individuals for professional
     services rendered (Note 5)                                 46,767               --            --           46,845
  Issuance of common shares pursuant to prior year
     acquisition agreement (Note 6)                                (68)              --            --               --
  Net loss for the year                                             --         (558,061)           --         (558,061)
                                                           -----------      -----------      --------      -----------

BALANCE AT MARCH 31, 1999                                  $ 6,245,389      $(3,899,490)     $(10,172)     $ 2,342,118
                                                           ===========      ===========      ========      ===========



         The accompanying notes to financial statements are an integral part of these statements.

                          CHICKEN KITCHEN CORPORATION
                            STATEMENTS OF CASH FLOWS

                                                                      For the Year     For the Year
                                                                          Ended           Ended
                                                                      March 31, 1999  March 31, 1998
                                                                      --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITES:
  Net loss                                                              $(558,061)     $(2,136,223)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
       Depreciation and amortization                                      382,676          135,983
       Amortization of prepaid consulting                                      --          150,000
       Recovery of merger and aborted acquisition costs                        --          (71,550)
       Issuance of common stock for services                               46,845        1,389,468
       Net realized and unrealized gains on sales of
         marketable securities                                           (130,546)              --
       Changes in operating assets and liabilities:
           Other current assets                                           (74,123)         (39,541)
           Advances to affiliate                                               --          (19,571)
           Intangibles and other assets                                        --          (15,216)
           Advances to affiliates and other assets                        (16,837)              --
           Accounts payable and accrued expenses                          275,952          268,036
                                                                        ---------      -----------
     Net cash used in operating activities                                (74,094)        (338,614)
                                                                        ---------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of property and equipment                                     (259,930)         (90,248)
  Sale (purchase) of marketable securities, net                           159,770         (180,000)
  Acquisition of restaurant assets, net of cash acquired of $22,608            --       (1,793,190)
                                                                        ---------      -----------
     Net cash used in investing activities                               (100,160)      (2,063,438)
                                                                        ---------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in long-term obligations                                        10,800               --
  Purchase of treasury stock                                              (10,172)              --
  Proceeds from sale of preferred stock, net of cash issuance
    costs of $1,502,000                                                        --        2,498,000
                                                                        ---------      -----------
     Net cash provided by financing activities                                628        2,498,000
                                                                        ---------      -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         (173,626)          95,948
                                                                        ---------      -----------

CASH AND CASH EQUIVALENTS, beginning of year                              357,056          261,108
                                                                        ---------      -----------

CASH AND CASH EQUIVALENTS, end of year                                  $ 183,430      $   357,056
                                                                        =========      ===========

      SUPPLEMENTAL DISCLOSURES:
        Cash paid for interest expense                                  $   6,734      $    10,780
                                                                        =========      ===========
        Cash paid for income taxes                                      $      --      $        --
                                                                        =========      ===========








         The accompanying notes to financial statements are an integral part of these statements.

                           CHICKEN KITCHEN CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS

     The Company was organized under the laws of the State of Florida in November 1994 under the name Chicken Acquisition Corp. The Company was a wholly-owned subsidiary of Stratcomm Media, Ltd., a Canadian corporation and began operations, in November 1995, of a restaurant located in Miami, Florida, under the trade name "Chicken Kitchen" pursuant to a licensing agreement with Chicken Kitchen Corporation. In December 1996, the Company issued 2,409,168 shares of common stock at $0.33 per share ($795,000 in the aggregate) in a private placement ("the Offering"). In connection with the Offering, the Company acquired all the rights, title and interest in and to the name "Chicken Kitchen" and other intangibles (see Note 5). The Company then changed its name from Chicken Acquisition Corporation to Chicken Kitchen Corporation. As of March 31, 1999 and 1998, the Company operated six and five restaurant locations in South Florida, respectively.

     During the year ended March 31, 1999, the Company commenced the selling of franchise locations. The franchise agreement grants the franchisee a non-exclusive license to open and operate a "Chicken Kitchen" restaurant for a 20 year period, with one additional 20 year option. The Company collects an initial franchise fee of $25,000, royalty fees and a percentage of revenues for advertising. At March 31, 1999, one franchise agreement had been signed; although, the restaurant had not yet opened.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. The concentration of credit risk associated with cash and cash equivalents is considered low due to the credit quality of the issuers of the financial instruments.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization is computed over the estimated useful lives (ranging from five to twenty years) of the assets on a straight-line method.

     INTANGIBLE ASSETS

     Registered trademarks and trade names are being amortized over their estimated useful lives of 15 years. In connection with the acquisition of restaurant locations, the Company assigns a portion of the cost of the acquisition to the value of the lease acquired ("Leasehold interest") and amortizes the amount over the life of the lease (ranging from 4 to 20 years). The cost of acquisitions in excess of the fair value of net assets acquired is being amortized on a straight-line basis over 10 years.

     IMPAIRMENT OF LONG-LIVED ASSETS

     The Company continually evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of its intangible and other long-lived assets or whether the remaining balance of its intangible and other long-lived assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining lives of the intangible and other long-lived assets in determining whether an impairment has occurred. No impairments exist at March 31, 1999.

     INCOME TAXES

     The Company has established deferred tax assets and liabilities for temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     LOSS PER SHARE

     Basic loss per common share is computed by dividing net loss attributable to common stockholders (net loss of $558,061 and $2,136,223, for the years ended March 31, 1999 and 1998, respectively, plus the pro rata portion of preferred dividends of $314,189 and $120,000, for the years ended March 31, 1999 and 1998, respectively) by the weighted average number of shares of common stock outstanding during the year. Diluted loss per share, which assumes that the convertible preferred stock is converted into Class A voting common stock and the stock options to purchase shares of Class A voting common stock (see Notes 5 and 8) are exercised, is not presented because the effect would be anti-dilutive for both 1999 and 1998. The weighted average shares outstanding used in the computation of net loss attributable to common shares are as follows:

                                    Weighted Average Shares
                                          Outstanding
                                     For the Years Ended
                                          March 31,
                                  ----------     ----------
                                     1999           1998
                                  ----------     ----------

         Class A common stock     11,157,527     10,698,823
         Class B common stock        963,936             --
                                  ----------     ----------
                                  12,121,463     10,698,823
                                  ==========     ==========


     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accrued payroll, and other accrued liabilities approximate fair value because of their short term maturities. The marketable securities are classified as trading securities and are recorded at fair value based upon quoted market prices. Both realized and unrealized gains and losses are included in other income or expense during the period incurred. The cost of securities sold is based on the specific identification method.

     FRANCHISE FEES

     Initial franchise fees and the related direct costs are deferred until the franchised restaurant opens. Monthly franchise fees are accrued based on the specified percentages of the franchisees' sales for the month. Advertising fees received from the franchisees are reflected as a liability until the advertising expenditures are made.

STOCK-BASED COMPENSATION

     Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") allows either adoption of a fair value method for accounting for stock-based compensation plans or continuation of accounting under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations with supplemental disclosures. The Company has chosen to account for its stock options using the intrinsic value based method prescribed in APB Opinion No. 25 and, accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant. Pro forma net income and earnings per share amounts as if the fair value method had been adopted are presented in Note 8. SFAS No. 123 does not impact the Company's results of operations, financial position or cash flows.

     COMPREHENSIVE INCOME

     In June 1997, the FASB issued Statement No. 130, ("SFAS No. 130") "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company adopted SFAS No. 130 on April 1, 1998. The effect of adopting this standard did not have a material effect on the Company's financial position or results of operations.

     RECLASSIFICATIONS

     Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

3.   PROPERTY AND EQUIPMENT

     Property and equipment, consisted of the following:

                                                                       March 31,       March 31,
                                                                          1999            1998
                                                                      -----------      ---------
         Restaurant equipment                                         $   414,133      $ 330,178
         Furniture, fixtures and office equipment                         208,573        124,082
         Leasehold improvements                                           351,181        117,528
         Assets under capital lease                                        38,723          4,880
         Construction in progress                                              --        156,853
                                                                      -----------      ---------
           Total cost                                                   1,012,610        733,521
         Less accumulated depreciation and amortization                  (230,622)       (93,230)
                                                                      -----------      ---------
           Property and equipment, net                                $   781,988      $ 640,291
                                                                      ===========      =========



4.   INTANGIBLE ASSETS

     Intangible assets, consisted of the following:

                                                                    March 31,        March 31,
                                                                      1999             1998
                                                                  -----------      -----------
         Trade name                                               $    12,245      $    12,245
         Leasehold interest                                           614,734          614,734
         Excess of acquisition costs over net assets acquired

                                                                    1,545,648        1,545,648
                                                                  -----------      -----------

           Total cost                                               2,172,627        2,172,627
         Less accumulated amortization                               (345,237)         (99,953)
                                                                  -----------      -----------


           Intangible assets, net                                 $ 1,827,390      $ 2,072,674
                                                                  ===========      ===========


     Leasehold interest and excess of acquisition costs over net assets acquired were recorded as a result of the acquisitions described in Note 6.

5.   STOCKHOLDERS' EQUITY

     In April 1997, the Company issued 150,000 shares of its restricted common stock for professional and employee services, valued at $0.33 per share ($49,500 in the aggregate), representing the price used for the Company's private placement in December 1996, as the Company's stock did not begin trading until June 1997.

     In November 1997, the Company issued 700,000 shares of its restricted common stock for consulting services (to entities owned by family members of the Principal Stockholder - see Note 10) and 135,000 shares of restricted common stock for professional and employee services. These shares have been valued at $1.575 per share ($1,315,125 in the aggregate), representing the market value of the common stock on the date issued discounted by 10% due to trading restrictions, and charged to consulting fees in the accompanying statement of operations for the 1998 fiscal year.

     In January 1998, the Company amended its Articles of Incorporation to increase the total number of authorized common shares to 65,000,000, divided into two classes (50,000,000 shares of Class A and 15,000,000 shares of Class B) and increase the total number of authorized preferred shares to 1,000,000. In connection with the amendment, holders of Class A common stock were given a one-time opportunity to convert their Class A common stock into Class B common stock. In April 1998, 1,018,950 shares of Class A common stock were converted into Class B common stock. The dividends, distributions and relative rights, privileges and limitations of the Class B common stock are identical to the Class A common stock, except that each share of Class B common stock is entitled to 10,000 votes (the Class A common stock is entitled to 1 vote), and the Class B common stock is convertible at any time into Class A common stock.

     In March 1998, in connection with an employment agreement, the Company issued 10,000 shares of its restricted common stock valued at $0.675 per share ($6,750 in the aggregate), representing the market value of the common stock on the date issued, discounted by 10% due to trading restrictions.

     In September and December 1998, 155,000 shares of restricted common stock were issued for professional and consulting services and were valued at $46,845 in the aggregate, representing the market value of the common stock on the dates issued, (discounted by 10% due to trading restrictions).

     In March 1999, 135,000 shares of Class A common stock were issued in connection with an acquisition agreement entered into by the Company during February 1998 (see Note 6).

     SERIES A CONVERTIBLE PREFERRED STOCK

     During November 1997, the Company issued 4,000 shares of Series A Convertible preferred stock at $1,000 per share ($4,000,000 in the aggregate) in an offering pursuant to Regulation D promulgated pursuant to the Securities Act of 1933 ("the Second Offering"). The proceeds were used to purchase of two restaurant locations in Miami, Florida ($1,312,500), acquire the remaining 45% interest in a restaurant location in Miami, Florida ($85,000), pay certain finders fees, investors and corporate relations, and professional fees ($1,502,000 in the aggregate), repay a bridge loan ($600,000), and provide working capital for the Company ($500,500). In connection with the Series A preferred stock issuance, the Company issued 290,000 shares of its restricted common stock for consulting services rendered. The value of the shares ($416,250) has been reflected as issuance costs in the accompanying Statement of Stockholders' Equity and offset against the proceeds from the Series A preferred stock offering.

     The holders of Series A preferred stock have no voting rights and have a liquidation preference of $1,300 per share over the common stock. Each share is convertible at any time, at the option of the holder, into a number of shares of common stock equal to $1,000 divided by the lower of
     (a) 75% of the closing bid price of the common stock on the first day that proceeds of the offering were disbursed or (b) 65% of the average closing bid price of the common stock over the five trading days immediately prior to the date of conversion. Upon conversion, additional shares (up to a maximum of 15%) are also issued as liquidated damages to the holders because a registration statement was not filed within the time specified in the Second Offering. During the year ended March 31, 1999, 95 shares of Series A preferred stock were converted into 539,116 shares (including 47,703 shares for penalties and 14,372 shares for dividends) of Class A common stock, in accordance with the Second Offering.

     Dividends on the Series A preferred stock are payable at the rate of 8% per annum payable on July 1, in either cash or, at the option of the Company, in Class A common stock. In December 1998, 412,540 shares of Class A common stock were issued for payment of the July 1, 1998 dividend. The Company intends on paying the July 1, 1999 dividend in Class A common stock.

6.   RESTAURANT ACQUISITIONS

     On January 3, 1997, Ambassa Holdings, Inc., an affiliate owned by the President (who is the Principal Stockholder) of the Company, purchased a 55% ownership interest in Patty & Cesar's Food Service, Inc. ("P&C"), pursuant to the terms of an agreement for sale of shares by shareholders dated November 15, 1996. In November 1997, the Company acquired the remaining 45% for $85,000 and the issuance of 15,000 shares of the Company's common stock valued at $1.575 per share ($23,265 in the aggregate), representing the fair market value of the common stock on the date of issue discounted by 10% due to trading restrictions. The transaction has been accounted for under the purchase method of accounting. The total cost of the acquisition of $333,000, not including net cash acquired of $19,858, was allocated to equipment ($128,000), leasehold interest ($100,000), other assets ($22,000), net liabilities ($110,000) and was based on fair values with the excess cost ($194,000) being amortized over 10 years.

     In November 1997, the Company acquired the assets of two additional restaurant locations for $1,382,000, not including net cash acquired of $2,250. The transaction has been accounted for under the purchase method of accounting. The cost of the acquisition was allocated to equipment ($220,000), leasehold interest ($300,000), other assets ($21,000) and was based on fair values with the excess cost ($841,000) being amortized over 10 years.

     In February 1998, the Company acquired a restaurant location for $330,000 and the issuance of 135,000 restricted shares of the Company's Class A common stock.valued at $0.844 (representing the market value of the Company's Class A common stock on the date of issue discounted by 10% due to trading restrictions). In March 1999, in accordance with the acquisition agreement, an additional 135,000 shares of Class A common stock were issued as the market value of the Class A common stock was less than $2.00 per share at the one-year anniversary date of the closing. The February 1998 acquisition was accounted for in accordance with EMERGING ISSUES TASK FORCE 97-15 "CONTINGENCY ARRANGEMENTS BASED ON SECURITY PRICES IN PURCHASE BUSINESS COMBINATIONS", which takes into consideration the shares which were issued in March 1999. The cost of the acquisition of $569,000, not including net cash acquired of $500, was allocated to equipment ($28,000), leasehold interest ($30,000), other assets ($4,700), net liabilities ($3,800), and was based on fair values with the excess cost ($510,100) being amortized over 10 years.

     The statements of operations and cash flows for the twelve month period ended March 31, 1998 include the four restaurant locations acquired by the Company from the respective acquisition dates through March 31, 1998. Unaudited pro forma results of operations giving effect to the acquisitions as of April 1, 1997 is reflected below.

                                                            Unaudited
                                                        For the Year Ended
                                                          March 31, 1998
                                                        ------------------
     Revenues, net                                         $ 6,411,000
     Net loss applicable to common shares                  $(2,292,000)
     Loss per common share                                 $     (0.21)
     Average common shares outstanding                      10,815,125


     Pro forma net loss per share is computed by dividing the pro forma net loss by the pro forma average number of common shares outstanding during the periods.

     Pro forma average number of common shares outstanding represents the number of shares of common stock outstanding after giving retroactive effect to the 15,000 and 135,000 shares issued in connection with the acquisitions.

     The pro forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition taken place on April 1, 1997 of the year presented, or of results, which may occur in the future.

7.   INCOME TAXES

     The Company has net operating loss carryforwards for federal income tax purposes of approximately $2,871,000 and $2,397,000, at March 31, 1999 and 1998, respectively, which begin to expire in 2011. Due to the change in control in December 1996 of the Company (see Note 1) and acquisitions, a portion of the net operating losses could be limited in the future.

     The components of deferred tax assets and liabilities are as follows:

                                                         March 31, 1999    March 31, 1998
                                                           -----------      ---------
     Deferred tax (liabilities) assets

         Net operating loss carryforwards                  $ 1,119,799      $ 934,836
         Other temporary timing differences                      6,246             --
         Difference in depreciation and
            amortization of assets                             (35,192)       (37,107)
                                                           -----------      ---------
                                                             1,090,853        897,729
              Less valuation allowance                      (1,090,853)      (897,729)
                                                           -----------      ---------
            Net deferred tax (liabilities) assets          $        --      $      --
                                                           ===========      =========



     Realization of the above deferred tax assets is dependent on generating sufficient taxable income in the future to offset the deductible temporary differences generating the deferred tax assets. Net deferred tax assets have been fully reserved, as their net realizability is not assured at the current time.

8.   STOCK OPTIONS

     In March 1997, the Company adopted a stock option plan, as amended, to grant options to employees or other individuals who perform services for the Company, to purchase up to 2,000,000 shares of the Company's common stock. In April 1997, the Company granted 900,000 options to officers and 100,000 options (which has been recognized as compensation totaling $15,593) to a non-employee party related to the Principal Stockholder, before the Company's common stock began publicly trading. The options are exercisable at any time over a ten-year period at an exercise price of $0.33 per share. In March 1998 pursuant to an employment agreement, an officer was granted 100,000 options to acquire restricted common stock at an exercise price of $0.650 per share. The options are exercisable at any time over a ten-year period. The market value of the Company's common stock on the date of was $0.675. The Company recognized compensation cost of $2,500 for the difference between the exercise price and the fair value on the date of grant.

     In connection with the Series A preferred stock offering (see Note 5), the Company issued of 200,000 options to a 5% stockholder of the Series A preferred stock and 500,000 options to a stockholder of the Company's common stock, when the market price of the Company's common stock was $1.56. The value of the options ($339,226), on the date of grant using the Black-Scholes option pricing model, has been reflected as issuance costs in the accompanying Statement of Stockholders' Equity and offset against the proceeds from the Series A preferred stock offering (see Note 5). The 200,000 options expired May 11, 1999 and the 500,000 options expire 100,000 annually through 2002, respectively, and have exercise prices of $1.25-$1.75 and $1.75-$3.50, respectively.

     During the year ended March 31, 1999, 100,000 options were granted to an officer which are exercisable at any time over a ten-year period with an exercise price of $0.20 per share representing the market value of the Company's common stock on the date of grant.

     The following is a summary of stock option activity for the years ended March 31, 1999 and 1998:

                                            Employee     Weighted Average  Non-Employee  Weighted Average
                                         Option Shares   Exercise Price   Option Shares  Exercise Price
                                         -------------   ---------------- -------------  --------------
         Outstanding at April 1, 1997              --      $        --           --      $        --
           Granted                          1,000,000             0.36      800,000             1.99
           Cancelled or expired                    --               --           --               --
           Exercised                               --               --           --               --
                                           ----------                     ---------
         Outstanding at March 31, 1998      1,000,000             0.36      800,000             1.99
           Granted                            100,000             0.20           --               --
           Cancelled or expired              (100,000)            0.33     (100,000)            1.75
           Exercised                               --               --           --               --
                                           ----------                     ---------
         Outstanding at March 31, 1999      1,000,000      $      0.35      700,000      $      2.03
                                           ==========      ===========    =========      ===========

         Exercisable at March 31,1999       1,000,000                      700,000
                                           ==========                   ===========



     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for outstanding stock options. Had compensation cost for the Company's outstanding stock options been determined based on the fair value at the grant dates for those options consistent with SFAS No. 123, the Company's net loss and loss per share would have differed as reflected by the pro forma amounts indicated:

                                                                     For the Year Ended
                                                                  March 31,       March 31,
                                                                    1999             1998
                                                               -----------      -------------

         Net loss applicable to common stock - as reported     $  (872,250)     $  (2,256,223)
                                                               ===========      =============
         Net loss applicable to common stock - pro forma       $  (892,010)     $  (2,433,260)
                                                               ===========      =============
         Net loss per common share - as reported               $     (0.07)     $       (0.21)
                                                               ===========      =============
         Net loss per common share - pro forma                 $     (0.07)     $       (0.23)
                                                               ===========      =============


     The value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions for the years ended March 31, 1999 and 1998, respectively: expected volatility approximating 151% and 56%, risk-free interest rate of 7% and 7%, expected dividends of $0 and $0, and expected lives of 10 years and a range from 1 to 10 years.

9.   COMMITMENTS AND CONTINGENCIES

     LITIGATION AND CLAIMS

     The Company and its principal shareholder are currently defendants in a lawsuit brought by preferred stockholders (who purchased $4,000,000 of Series A Convertible Preferred Stock in November 1997) for alleged breaches of a subscription agreement to convert preferred shares into common stock. As the lawsuit is in the discovery stage, legal counsel had advised the Company that it is not possible to determine whether, and to what extent if any, the Company might suffer an adverse judgement. The Company is vigorously defending the action.

     The Company is also currently a defendant in two separate lawsuits filed by landlords of the Company for eviction based on alleged non-payments. As the lawsuits are in the discovery stage, legal counsel had advised the Company that it is not possible to determine whether, and to what extent if any, the Company might suffer adverse judgements. The Company is vigorously defending the actions.

     LEASES

     The Company leases the facilities for office and restaurant locations under various non-cancelable operating lease agreements, one of which is with a related party (lease expense of approximately $26,000 annually). Certain of these lease agreements contain provisions for rent overrides based on a percentage of gross sales. Additionally, the Company, in certain instances, is responsible for real estate taxes and common area maintenance costs. The leases also provide for renewal options. Future minimum rental commitments with unrelated parties, excluding renewal option periods, under the operating lease agreements at March 31, 1999 are as follows: 2000 - $289,366; 2001 - $287,336; 2002 - $275,146; 2003 - $258,170; 2004 -
     $261,827; and thereafter $1,669,309.

     Total occupancy expense was $488,640 and $165,426, for the years ended March 31, 1999 and 1998, respectively, and is included in "Direct operating expenses" in the accompanying statements of operations.

     GUARANTEE

     A non-interest bearing note payable (with an imputed principal balance and accrued interest of $103,403 and $92,603 at March 31, 1999 and 1998) made in connection with the acquisition of restaurant assets and a location is collateralized by 100,000 issued shares of the Company's restricted Class A common stock held in escrow. The note was due in February 1999 and has not yet been repaid by the Company. The Company expects to repay the note by issuing the common stock. The holder of the note is currently contesting the repayment; accordingly, the final payment terms are not yet determinable.

10.  RELATED PARTIES

     A summary of the total amount of compensation paid to related parties is as follows:

                                                                            Compensation Paid
                                                                        For the Year Ended March 31,
                                                                             1999         1998
                                                                        -----------    ----------
         To a director of the Company for services rendered
            (see Statement of Stockholders' Equity)
                                                                          $     --     $   16,130
         To entities owned by family members of principal
            stockholder for consulting services                             90,926        186,062
         To a stockholder of the Company's common stock in
            connection with Second Offering (see Note 5)
                                                                                --        825,000
         To a 5% stockholder of the Company's Series A preferred
           stock in connection with Second Offering (see Note 5)                --        630,000
                                                                          --------     ----------
                Total                                                     $ 90,926     $1,657,192
                                                                          ========     ==========


During the year ended March 31, 1998, the Company also issued common stock and options for common stock, valued on the date of grant using the Black-Scholes option pricing model, as follows:

                                                                                     Stock and Options Issued
                                                                    -----------------------------------------------------------
                                                                                                       Options        Value of
                                                                    Shares of         Value of       for Common    Options for
                                                                  Common Stock      Common Stock        Stock      Common Stock
                                                                  -----------        ----------      ----------    ------------
To a director of the Company for services rendered
  (see Statement of Stockholders' Equity)                             110,000        $  142,165             --        $     --
To entities owned by family members of Principal Stockholder
       For services in connection with initial offering               303,040           100,000             --              --
       For consulting services                                        700,000         1,102,500        100,000          15,593
To a stockholder of the Company's common stock in
   connection with Second Offering (see Note 5)                       100,000           140,625        500,000         222,394
To a 5% stockholder of the Company's Series A preferred
  stock in connection with Second Offering
  (see Note 5)                                                        140,000           196,875        200,000         116,832
                                                                    ---------        ----------        -------        --------
       Total                                                        1,353,040        $1,682,165        800,000        $354,819
                                                                    =========        ==========        =======        ========


11.  GOING CONCERN AND MANAGEMENT'S PLANS

     The Company has incurred losses from operations since inception, and at March 31, 1999 the Company had a working capital deficit of $(354,056). Management has indicated that cash generated from store locations and the selling of franchisees should be sufficient to fund operations. However, no assurance can be given that additional funds will not be required. If additional funds are required, the inability to raise such funds may have an adverse effect upon operations.